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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2007

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                  Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F
                                      ---           ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No X
                                ---        ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Converium Holding Ltd, Zug

Zug, Switzerland - February 15, 2007 - Converium sees successful year-end renewals with premiums up by 3% and improved profitability due to changes in business mix

During the January 2007 renewals, Converium wrote an estimated non-life premium volume of USD 1.27 billion, a year-on-year increase of 3%. Throughout the renewals Converium strictly adhered to its profitability standards, deliberately declining 3% of renewable premium as it did not meet the Company's pricing requirements. The renewed book of business is expected to yield a combined ratio of below 99%, improving from 102.5% from the previous year.
The January renewals account for 69% of Converium's non-life treaty portfolio and, including later renewals and life & health business, the Company expects total gross premiums written for 2007 of between USD 2.1 - 2.2 billion.
Inga Beale, CEO of Converium: "We are very satisfied with this year's renewal. A number of clients and brokers have expanded or resumed their business relationships withConverium, encouraged by the completion of our turnaround in 2006."

Growth demonstrates solid client franchise
Converium's Standard Property & Casualty Reinsurance segment wrote USD 578 million of open-market business (excludes joint ventures & Lloyd's), an increase of 4% compared with last year's renewal. In line with Converium's corporate strategy, a 33% premium increase was recorded in Converium's strategic growth markets of Asia-Pacific and Middle East, further improving geographical diversification.
The growing confidence in the Company's prospects enabled Converium to regain clients' share of wallet and to secure strong broker support.

Active cycle management drives selective growth
The Company's Specialty Lines segment recorded an open-market renewal volume of USD 176 million, a flat development compared with last year's renewal. Converium actively managed the cycle, growing in engineering and marine lines of business by 33% and 12%, respectively. Aviation business, on the other hand, declined markedly by 42% as pricing in this line of business becomes increasingly unattractive.
Property business grew by 10%, strongly driven by attractive US market conditions.
Overall renewed premium from Global Aerospace Underwriting Managers and Lloyd's increased from USD 504 million to USD 510 million.

Strong Jan-1 renewal drives a positive outlook for 2007
Based on the January renewals Converium expects a non-life combined ratio for the financial year 2007 of less than 99%, an improvement of 3.5 percentage points year-on-year, which includes projected natural catastrophe losses of USD 15 million per quarter. This improvement reflects a shift towards non-proportional business, stable pricing on renewed Standard Property & Casualty business and disciplined risk selection. The Company expects total gross premiums written for 2007 of between USD 2.1 - 2.2 billion.
Converium will report on its annual results 2006 on 20 March 2007.
Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlooks for full-year earnings. It will, however, continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries
Beat W. Werder                        Marco Circelli
Head of Public Relations              Head of Investor Relations
beat.werder@converium.com             marco.circelli@converium.com
Phone:      +41 44 639 90 22          Phone:            +41 44 639 91 31
Fax:        +41 44 639 70 22          Fax:              +41 44 639 71 31

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:      Inga Beale
                                                    Title:     CEO




                                               By:  /s/ Christian Felderer
                                                    Name: Christian Felderer
                                                   Title: General Legal Counsel



Date:February 21, 2007